Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-199179

June 15, 2016

Dynegy to Acquire Energy Capital’s Interest in Atlas Joint Venture June 15, 2016

Disclaimer This presentation contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts. Management cautions that any or all of Dynegy’s forward-looking statements may turn out to be wrong. Please read Dynegy’s annual, quarterly and current reports filed under the Securities Exchange Act of 1934, including its 2015 Form 10-K and first quarter 2016 Form 10-Q for additional information about the risks, uncertainties and other factors affecting these forward-looking statements and Dynegy generally. Dynegy’s actual future results may vary materially from those expressed or implied in any forward-looking statements. All of Dynegy’s forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, Dynegy disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof. This presentation contains certain non-GAAP financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company's financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the company. Pursuant to the requirements of Regulation G, Dynegy has provided in the appendix to this presentation a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. To the extent required, statements disclosing the definitions, utility and purposes of these measures are set forth in Item 2.02 to our current report on Form 8-K filed with the SEC on May 3, 2016, which is available free of charge, www.dynegy.com. 1

Highlights of ECP Purchase

Dynegy to exercise purchase right on ECP's 35% interest in Atlas joint venture at a discount to initial floor price

	Joint Venture Structure Announced 2/25/16	Dynegy 100% Ownership Structure[1] Announced 6/15/2016
Attractive Value[2]	• ECP JV funding commitment of $415 MM • Acquisition floor price of $519 MM	• DYN assumes ECP's capital commitment at closing • Acquisition floor price of $375 MM
FCF Accretive at Dynegy Level[3]	2-10%	20-30%
Credit Metrics		Neutral between the two structures
Reduces Cost of Capital		Expected annual cash interest savings of ~$40 MM compared to initial structure

Dynegy's acquisition of ECP's interest in Atlas joint venture at a discount results in a more accretive transaction

(1) Assumes October 1, 2016 close

(2) At deal announcement on 2/25/2016 ECP's expected net investment under the joint venture structure equaled $415 MM. Original floor price under joint venture structure is $415 MM x 2.25 for $934 MM. $934 MM less $415 MM net investment/funding commitment equals $519 MM acquisition floor price under joint venture structure

(3) Excludes non-recurring ENGIE CapEx of $93 MM in 2017

2

DYNEGY

Transaction Comparison

	Joint Venture Structure 2/25/2016	Dynegy 100% Ownership Structure 6/15/2016
Ownership	• Dynegy and ECP form Atlas joint venture to acquire ENGIE's US fossil generation portfolio • 65% owned and operated by Dynegy	• Elimination of joint venture • 100% owned and operated by Dynegy
ECP Investment	• ECP purchases $150 MM of Dynegy equity at $10.94 per share • Established put/call structure to facilitate Dynegy's eventual purchase of ECP's 35% interest in Atlas joint venture	• ECP purchases $150 MM of Dynegy equity at $10.94 per share • Dynegy to acquire ECP's 35% interest in Atlas joint venture at an estimated 20% discount to initial floor price
Financing	• Joint venture-level financing including term loan and second lien / unsecured notes • Assumed all-in interest rate of ~7.5%	• Parent level financing primarily with term loans, equity linked securities, and Dynegy liquidity • Expect to achieve lower financing costs
Closing	• Target closing in Q4 2016 • Significant synergies of ~$90 MM	• Target closing in Q4 2016 • Expect to exceed ~$90 MM synergy target

Updated deal structure accelerates benefits to Dynegy

3

DYNEGY

Transaction Structure

Joint Venture Structure
(initial structure announced 2/25/2016)



Dynegy
ECP
1
$150 MM Equity Purchase
2
$770 MM Equity
JV Entity
"Atlas Power"
2
$415 MM Equity
3
$2.25 Bn Total Debt
4
$3.3 Bn Purchase Price(1)
ENGIE US Fossil Assets

1. ECP purchases $150 MM of DYN common stock at $10.94 per share
2. Dynegy and ECP create and capitalize joint venture with ownership of 65% and 35% respectively
3. Joint venture incurs non-recourse debt to fund remainder of purchase
4. Joint venture acquires 100% of ENGIE's US fossil generation portfolio for $3.3 Bn

Dynegy 100% Ownership Structure
(revised structure announced 6/15/2016)



ECP
1
$150 MM Equity Purchase
Dynegy
($790 MM of DI liquidity)
2
$400 MM Tangible Equity Unit
3
$2.0 Bn Term Loan B Debt
$3.3 Bn Purchase Price(2)
4
ENGIE US Fossil Assets

1. ECP purchases $150 MM of DYN common stock at $10.94 per share
2. Dynegy issues $400 MM tangible equity units
3. Dynegy to raise corporate debt of $2.0 Bn to fund remainder of purchase
4. Dynegy acquires 100% of ENGIE's US fossil generation portfolio for $3.3 Bn

(1) Excludes $105 MM of fees and expenses and $30 MM working capital funding
(2) Excludes $120 MM of fees and expenses and ($80 MM) purchase price adjustment (assumes 10/1/2016 closing)

4
DYNEGY

Capital Structure and Credit Metrics Capital Structure Dynegy Standalone (excluding IPH and ENGIE U.S.) Dynegy Pro Forma (excluding IPH) Issuer Rating B2 / B+ NA $ MM % $ MM % Revolver $0 0% $450 5% Term Loan 778 12% 2,778 31% Unsecured Notes 5,600 88% 5,660 64% Total Debt (1) $6,378 100% $8,888 100% Total Debt / LTM Adjusted EBITDA 6.6x 6.3x Secured Debt / LTM Adjusted EBITDA 0.8x 2.3x LTM Adjusted EBITDA as of 3/31/2016 $965 $1,417 (1) Excludes ECP purchase obligation as well as existing forward capacity, inventory financing, and equipment financing agreements Credit metrics remain consistent 5 Note: LTM Adjusted EBITDA is a non-GAAP measure; a reconciliation to GAAP can be found in the Appendix

Acquisition of ECP’s Interest in Atlas JV Multiple avenues to complete purchase Free cash flow generation / available liquidity Asset sale proceeds Non-recourse project level financing Capacity revenue monetization Capital market financing Sources of Liquidity to Complete Purchase ECP Purchase Terms(1) 6 Date Purchase Price ($ MM) On or before January 1, 2017 $375 Between January 2, 2017 and April 1, 2017 $400 Between April 2, 2017 and July 1, 2017 $425 Between July 2, 2017 and October 1, 2017 $450 After October 1, 2017 $469 Assuming an October 1, 2016 transaction close, the amount owed to ECP will be: In the event the ENGIE transaction has closed (or the ENGIE Purchase Agreement is terminated due to breach by Dynegy) and the purchase price (as escalated) has not been paid by March 31, 2017, then Dynegy is required to pay ECP $10 MM, which will be deducted from the ultimate purchase price.

ENGIE Portfolio Acquisition Highlights

Right Assets	Continues Shift Toward Gas	✓ Over 90% of the acquired portfolio consists of modern and efficient natural gas plants
	Builds Scale and Longevity	✓ Adds scale to further leverage Dynegy's low cost platform ✓ Clean environmental profile
Right Markets	Expansion in Premium Markets	✓ Expands footprint in desirable markets of PJM and ISO-NE ✓ Establishes scale footprint in ERCOT at attractive price
	Visible Earnings Growth	✓ ~40% of gross margin from the ENGIE portfolio will be from capacity payments by 2018
Right Structure	Simplified Capital Structure	✓ Parent-level financing lowers the cost of capital
	Simplified Organizational Structure	✓ Eliminates joint venture structure ✓ Allows full access to Dynegy's NOLs
Right Price	Significant Synergies	✓ Expect to exceed ~$90 MM synergy target
	Compelling Valuation	✓ Overall cost of 100% ownership ~$400 per kW before synergies

Transformation of Dynegy continues

7

DYNEGY

Reshaping the Dynegy Portfolio

Combined Company Footprint



Chicago
New York
Philadelphia
San Jose
Dallas
San Antonio
Houston
Dynegy Plants
Coal
Gas
Oil
ENGIE Plants
Coal
Gas
Gas and Oil
Other
Regions
ISO-NE
NYISO
PJM
MISO Classic
ERCOT
CAISO

Dynegy's generation portfolio is complemented by a healthy and growing retail business in Ohio, Illinois and Pennsylvania which services more than 22 terawatt-hours of load for more than 931,000 residential and 41,000 commercial, industrial and municipal accounts

Combined Company Contribution Sources[1]

Adjusted EBITDA by Fuel Type



~85%
Gas
Coal

Free Cash Flow by Fuel Type[4]



~95%
Gas
Coal

Combined Company Capacity[2]

Capacity by Asset Type



29%
51%
20%
CCGT
CT
Coal

Capacity by Region[3]



4%
8%
12%
49%
15%
12%
PJM
ISO-NE
ERCOT
MISO
NYISO
CAISO

Increasing presence in most desirable markets with high quality assets

(1) Last Twelve Month (LTM) estimates as of 3/31/2016 including ENGIE
(2) Includes ENGIE and uprates. Excludes MW from the planned shutdowns of Wood River, Baldwin Units 1 & 3, Newton Unit 2, and Brayton Point
(3) PJM Includes 1.2 GW of pseudo-tied capacity from MISO (~900 MW from IPH and ~300 MW from Hennepin)
(4) Represents plant level Adjusted EBITDA less plant level CapEx. Excludes G&A, interest expense, and other corporate level items

8

DYNEGY

Accelerating the transformation of Dynegy Continued Evolution of Dynegy 9 9.8 31.5 Capacity by Fuel Type (GW) (1) 71% Gas 29% Coal Gas portion reflects 1% Oil Capacity by Region (GW) 9.8 31.5 4.1 12.4 0.7 (4.6) 9.1 CAISO 8% MISO 12% NYISO 4% ERCOT 15% ISO-NE 12% PJM 49% 1.2 (1.2) 9.8 13.8 26.2 35.3 31.4 3.0 4.1 5.3 0.7 (3.9) 9.2 6.8 7.1 8.4 0.7 (0.7) 22.3 12/31/2012 IPH Acquisition Duke/ECP Acquisition ENGIE Acquisition Uprates Shutdowns 12/31/2012 IPH Acquisition Duke/ECP Acquisition ENGIE Acquisition Uprates Pseudo-Tie to PJM Pseudo-Tie from MISO Shutdowns

Modern Portfolio of Assets with Advantaged Plant Fuel Type & Technology PJM ISO-NE ERCOT ENGIE Historical Reliability (3) (%) (%) (%) Fleet Age ENGIE Portfolio Composition (1) Does not include Coleto Creek and NEPCO (2) Includes ENGIE and excludes MW from the planned shutdowns of Wood River, Baldwin Units 1 & 3, Newton Unit 2, and Brayton Point (3) Data reflects historical reliability (100% minus forced outages) of the portfolio's assets by market, weighted by net capacity Fuel Type Geographic Exposure Technology Average Fleet Age (Years) (1) (2) 10 96.3 99.3 99.6 99.9 97.0 99.0 99.5 99.7 2012 2013 2014 2015 Summer Annual 98.8 99.4 99.5 99.0 99.6 96.8 97.4 99.3 2012 2013 2014 2015 Summer Annual 99.7 99.4 99.2 99.1 93.3 98.1 98.2 98.6 2012 2013 2014 2015 Summer Annual 16 16 18 28 31 36 ENGIE Calpine Dynegy (Pro Forma - Gas Only) Dynegy (Pro Forma) Talen NRG PJM 32% ISO - NE 16% ERCOT 52% Coal 8% Gas 92% CCGT 66% CT 26% ST 8%

Key Takeaways 11 Agreement to acquire ECP’s interest in Atlas joint venture at a discount to initial floor price Free cash flow accretive to shareholders Eliminates uncertainty around initial put/call structure Accelerates transformation of the company with quality assets in the best markets

Appendix

ENGIE Power Portfolio Overview ENGIE Power Fossil Generation Portfolio Capacity by Fuel Type With 92% gas-fired plants, the ENGIE transaction creates a CCGT driven portfolio in desirable markets that complements Dynegy’s existing business Coal Gas – CCGT ERCOT PJM ISO-NE Capacity by Geography Gas - Peakers Coleto Creek (635 MW) Wharton County (85 MW) Hays (1,107 MW) Wise (787 MW) Midlothian (1,712 MW) Ennis (370 MW) Calumet (380 MW) Troy (770MW) Blackstone (544 MW) Milford (171 MW) Bellingham (566 MW) Bellingham – NEA (157 MW) Pleasants (388 MW) Armstrong (753 MW) Sayreville (170 MW) Hopewell (411 MW) NEPCO (52 MW) Coal Gas - CCGT Gas - Peakers 13 8% 66% 26% 52% 32% 16%

14 ENGIE Power Portfolio Summary Asset Name Commercial Operations Date Ownership Fuel Type Full Load Heat Rate (Btu/kWH) Technology ISO Net MW(1) ISO-NE Bellingham 2002 100% Gas 7,408 CCGT 566 Bellingham - NEA 1991 50% Gas 8,219 CCGT 157 Blackstone 2001 100% Gas 7,350 CCGT 544 Milford 1993 100% Gas 8,291 CCGT 171 Total ISO-NE 1,438 PJM Sayreville 1991 50% Gas 8,122 CCGT 170 Armstrong 2002 100% Gas 10,274 CT 753 Calumet 2002 100% Gas 9,333 CT 380 Pleasants 2002 100% Gas 10,130 CT 388 Troy 2002 100% Gas 10,036 CT 770 NEPCO 1989 100% Coal 13,800 ST 52 Hopewell 1990 100% Gas 8,100 CCGT 411 Total PJM 2,924 ERCOT Coleto Creek 1980 100% Coal 9,900 ST 635 Wharton County 1984 100% Gas 11,775 CT 85 Ennis 2002 100% Gas 6,952 CCGT 370 Midlothian 2000 100% Gas 7,122 CCGT 1,712 Hays 2002 100% Gas 7,135 CCGT 1,107 Wise 2004 100% Gas 7,170 CCGT 787 Total ERCOT 4,696 Total Capacity 9,058 (1) Unit capabilities are based on winter capacity ratings

Appendix Reg G Reconciliations

Reg G Reconciliation – DYN Pro Forma LTM Adj EBITDA for the 12 months 3/31/2016

Reconciliation of Dynegy, (excluding IPH) Pro Forma AEBITDA

Dynegy Pro Forma Last Twelve Months' ("LTM") Adjusted EBITDA for the twelve months ended March 31, 2016:

Dynegy	$	1,016	(1)
IPH general and administrative expense		25	(2)
Less: IPH		(76)	(3)
Dynegy, excluding IPH		**965**	
ENGIE U.S.		452	(4)
Dynegy Pro Forma, excluding IPH	**$**	**1,417**	

(1) Represents Dynegy's Adjusted EBITDA amounts reported in Dynegy's Forms 10-K and 10-Q for the respective periods. LTM Adjusted EBITDA for the twelve months ended March 31, 2016 is calculated by adding Adjusted EBITDA for the twelve months ended December 31, 2015 and for the three months ended March 31, 2016 and subtracting Adjusted EBITDA for the three months ended March 31, 2015.

	Year Ended December 31, 2015	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	March 31, 2016 LTM
Net income (loss) attributable to Dynegy Inc.	$ 50	$ (10)	$ (180)	$ 220
Income tax expense (benefit)	(474)	16	-	(458)
Interest expense	546	142	136	552
Depreciation expense	587	171	64	694
Amortization expense	(6)	14	(4)	12
Loss attributable to noncontrolling interest	(3)	-	(1)	(2)
EBITDA	700	333	15	1,018
Earnings from unconsolidated investments	-	(2)	-	(2)
Cash distributions from unconsolidated investments	12	5	-	17
Acquisition and integration costs	124	4	90	38
Loss attributable to noncontrolling interest	3	-	1	2
Mark-to-market adjustments	(67)	(105)	(31)	(141)
Change in fair value of common stock warrants	(54)	(1)	5	(60)
Impairments	99	-	-	99
Loss (gain) on sale of assets	1	-	-	1
ARO accretion expense	21	5	4	22
Baldwin transformer project	7	-	-	7
Wood River energy margin and O&M	-	5	-	5
Non-cash compensation expense	-	7	-	7
Other	4	-	1	3
Adjusted EBITDA	$ 850	$ 251	$ 85	$ 1,016

(2) Represents IPH related general and administrative expenses included in Dynegy's Other segment for the twelve months ended March 31, 2016.

(3) Represents IPH's Adjusted EBITDA amounts reported in Dynegy's Forms 10-K and 10-Q for the respective periods. TM Adjusted EBITDA for the twelve months ended March 31, 2016 is calculated by adding Adjusted EBITDA for the twelve months ended December 31, 2015 and for the three months ended March 31, 2016 and subtracting Adjusted EBITDA for the three months ended March 31, 2015.

16

DYNEGY

Reg G Reconciliation – DYN Pro Forma LTM Adj EBITDA for the 12 months 3/31/2016 (continued)

	Year Ended December 31, 2015	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	March 31, 2016 LTM
Net income (loss) attributable to Dynegy Inc.	$ 49	$ 14	$ 22	$ 41
Depreciation expense	29	9	8	30
Amortization expense	(6)	(1)	(1)	(6)
EBITDA	72	22	29	65
Loss attributable to noncontrolling interest	3	-	1	2
Mark-to-market adjustments	(10)	(3)	(11)	(2)
ARO accretion expense	12	2	3	11
Adjusted EBITDA	$ 77	$ 21	$ 22	$ 76

(4) Represents ENGIE U.S. historical amounts reported in Dynegy's Form 8-K filed on June 15, 2016 (in millions). TM Adjusted EBITDA for the twelve months ended March 31, 2016 is calculated by adding Adjusted EBITDA for the twelve months ended December 31, 2015 and for the three months ended March 31, 2016 and subtracting Adjusted EBITDA for the three months ended March 31, 2015.

	Year Ended December 31, 2015	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	March 31, 2016 LTM
Net income (loss)	**$ (493)**	**$ (2)**	**$ 8**	**$ (503)**
Plus/(Less):				
Income tax expense (benefit)	53	(1)	5	47
Interest expense	58	11	14	55
Depreciation	229	57	56	230
EBITDA	**(153)**	**65**	**83**	**(171)**
Plus/(Less):				
Loss on sale of assets	11	3	1	13
Mark-to-market (income) loss, net	(5)	(8)	(33)	20
Impairments	576	6	-	582
Earnings from unconsolidated investments	(46)	(10)	(10)	(46)
Cash distributions from unconsolidated investments	47	14	6	55
Change in fair value of employee-related warrants	(1)	-	-	(1)
Non-cash compensation expense	(1)	-	-	(1)
Other, net	-	1	-	1
Adjusted EBITDA	**$ 428**	**$ 71**	**$ 47**	**$ 452**

17

DYNEGY